ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

June 9, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Anne Nguyen Parker, Assistant Director
John Stickel
Melissa Gilmore
Doug Jones

Re:	Spiral Toys, Inc.
Registration Statement on Form S-1
Filed May 6, 2016
File No. 333-211199

Ladies and Gentlemen:

I am submitting this letter on behalf of Spiral Toys Inc. in response to comments from the Staff received by email on June 1, 2016 regarding the above-captioned Registration Statement. Amendment No. 1 to the Registration Statement is being filed concurrently with this letter. I have transcribed the Staff’s comments below in italics, and each is followed by our response.

I am shipping a copy of this letter to Mr. Stickel by overnight courier, accompanied by four copies of Amendment No. 1, which has been marked to show changes from the initial filing (except that the financial statements for the periods ended March 31, 2016 and 2015 are not marked, as they are completely new).

Prospectus Summary, page 1

1.	Please disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. Please also disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate.

Response to Comment 1

As requested, a discussion of the current cash balance and recent burn rate has been set forth in the Prospectus Summary section on page 1. The topic is also addressed in the Liquidity and Capital Resources section on page 20.

Security Ownership of Certain Beneficial Owners and Management, page 24

2.	Please identify, in a footnote to accompany the table, the persons who have or share voting or investment power over the shares held by Netcom Enterprises Inc.

Response to Comment 2

The individual known to Spiral Toys to have voting and investment power over shares held by Netcom Enterprises has been disclosed in footnote 2 to the table on page 26.

Selling Shareholders, page 28

3.	Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

Response to Comment 3

Disclosure that the Debenture Holders are not broker-dealer affiliates and that the third selling shareholder is a broker-dealer is set forth on page 29, accompanied by disclosure as to their acquisition of the shares offered in the Prospectus.

4.	We note that the selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

Response to Comment 4

The identity of the individuals who have voting or dispositive power with respect to the shares offered by the Selling Shareholders is contained in the notes to the table on page 30.

Legal Matters, page 30

5.	We note your disclosure that Mr. Brantl owns 25,000 shares of your common stock, but were unable to locate any reference to such shares in the Recent Sales of Unregistered Securities section beginning on page II-1. Please revise accordingly or advise.

Response to Comment 5

In January 2016 Spiral Toys issued shares to six individuals (including me) as compensation for services. Those six were inadvertently omitted from the Recent Sales of Unregistered Securities section in the initial filing. They now appear on page II-3 of Amendment No. 1.

Age of Financial Statements

6.	Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response to Comment 6

The financial statements and related disclosures have been updated to conform to the requirements of Rule 8-08.

Exhibits

7.	Please tell us whether you have material written agreements with your distributors, manufacturers or customers, such as Jay@Play, Animal Magic Asia, Limited, China Well Industries and Seveco Global, and provide us with an analysis as to whether any such agreements should be filed as exhibits.

Response to Comment 7

Spiral Toys Management has reviewed the Company’s contractual relationships and determined that there is no written agreement that is material to its business other than those submitted as exhibits to the initial filing. With regard to the four entities mentioned in the Staff’s comment:

●	Jay@Play, Animal Magic Asia, Limited and Seveco Global were involved in the manufacture or distribution of CloudPetstm. Spiral Toys only ongoing involvement with CloudPets will be its sales of content to Cloudpets owners through standard online channels.

●	Spiral Toys never had a written agreement with Jay@Play. Spiral Toys’ written agreements with Animal Magic and Seveco Global consisted of purchase orders to acquire components from Seveco and purchase orders to sell the components to Animal Magic, none of which have ongoing legal effect other than as a basis for accounts payable and receivable.

●	The only written agreement between Spiral Toys and China Well Industries was a purchase order written in 2015 for the prototype of Spiral Toys’ Wiggytm product. That purchase order was for a modest price and has no continuing legal effect. Spiral Toys intends to order the initial shipment of Wiggy in the next few weeks - but will do so by issuing a purchase order for a single shipment only.

Very truly yours,

/s/ Robert Brantl
Robert Brantl